1000 Six PPG Place

Pittsburgh, PA 15222-5479

October 21, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Terence O’Brien

RE:	Allegheny Technologies Incorporated

File No. 1-12001

Dear Mr. O’Brien:

This letter sets forth our response to the letter (the “Comment Letter”) dated October 17, 2013 from the Staff of the Securities and Exchange Commission with respect to Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced below and is followed by the Company’s response.

Form 10-Q for the period ended June 30, 2013

Note 11. Financial Information for Subsidiary and Guarantor Parent, page 16

1.	We have read your response to comment 2 in our letter dated September 25, 2013. It appears separate disclosure of intercompany balances is warranted in each period. Therefore, please confirm that in future filings, beginning with your September 30, 2013 Form 10-Q, you will present this information as a separate line item in the S-X Rule 3-10 balance sheets.

RESPONSE:

We confirm that in future filings, beginning with our September 30, 2013 Form 10-Q, we will present our intercompany balances as a separate line item in the S-X Rule 3-10 balance sheets.

*    *    *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Patrick J. DeCourcy at (412) 395-3057 with any questions or comments.

Mr. Terence O’Brien

United States Securities and Exchange Commission

October 21, 2013

Very truly yours,

/s/ Patrick J. DeCourcy

Patrick J. DeCourcy

Interim Chief Financial Officer

cc: Elliot S. Davis